LUXOFT HOLDING, INC. Commerce House, Wickhams Cay 1, PO box 3140 VG1110 Road Town, Tortola, BVI	www.luxoft.com

September 14, 2016

VIA EDGAR SUBMISSION

Stephen G. Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Luxoft Holding, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2016
Filed July 29, 2016
File No. 001–35976

Form 6-K

Filed August 11, 2016

File No. 001-35976

Dear Mr. Krikorian:

Luxoft Holding, Inc (the “Company”) is pleased to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 30, 2016 to Dmitry Loshchinin, the Company’s Chief Executive Officer and President. For ease of reference, each comment is repeated in italics below and followed by the Company’s response.

COMMENT

Form 20-F for the Fiscal Year Ended March 31, 2016

Consolidated statements of comprehensive income, page F-4

1.                                      You present one line item related to other comprehensive income entitled, “Other Comprehensive Income (Loss), net of tax.” However, ASC 220-10-45-1A(b) requires an entity presenting comprehensive income in a single continuous financial statement shall present its components in two sections, net income and other comprehensive income. Specifically, such presentation should include total amount for other comprehensive income together with the components that make up other comprehensive income in that financial statement. As such, please revise or tell us why your presentation of the

LUXOFT HOLDING, INC. Akara Bldg., 24 De Castro Street, Wickhams Cay I, PO box 3136 Road Town, Tortola, BVI	www.luxoft.com

components that make up other comprehensive income within Note 18 to your consolidated financial statements complies with ASC 220-10-45-1A(b).

RESPONSE

We respectfully acknowledge the Staff’s comment. In future filings, we will report comprehensive income in two separate but consecutive financial statements presenting components of and the total for other comprehensive income as well as a total for comprehensive income in the statement of comprehensive income. Set forth in Exhibit A is the proposed revised presentation, consisting of a Consolidated Statement of Income and Consolidated Statement of Comprehensive Income, for the fiscal years ended March 31, 2016, 2015 and 2014.

COMMENT

Form 6-K filed August 11, 2016

2.                                      We note you provide an outlook for the Financial Year Ending March 31, 2017 in the press release included within exhibit 99.1. Regulation G requires a schedule or other presentation detailing the differences between forward-looking non-GAAP financial measures and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you are required to disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you are required to identify information that is unavailable and disclose its probable significance. Please revise you disclosure in future press releases to comply with Regulation G.

RESPONSE

We respectfully acknowledge the Staff’s comment. In future press releases, we will revise our disclosure to include schedules reconciling forward-looking non-GAAP financial measures to the appropriate forward-looking GAAP financial measures, to the extent the forward-looking GAAP financial measures are available without unreasonable efforts.  If the GAAP financial measure is not accessible because certain reconciling information is unavailable without unreasonable effort, we will disclose that fact, provide the reconciling information that is available without unreasonable effort, and identify the information that is unavailable and disclose our assessment of its probable significance.

* * * *

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Registered Number: 1014092

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at DLoschinin@luxoft.com if you have any questions regarding this response letter.

Very truly yours,

/s/ Dmitry Loshchinin

Dmitry Loshchinin
Chief Executive Officer and President

EXHIBIT A

LUXOFT HOLDING, INC

CONSOLIDATED STATEMENT OF INCOME

(In thousands of U.S. dollars, except per share data)

	For the years ended March 31,
	2016	2015	2014
Sales of services	$650,752	$520,548	$398,331
Operating expenses
Cost of services (exclusive of depreciation and amortization)	379,331	293,960	229,537
Selling, general and administrative expenses	171,707	128,952	95,946
Depreciation and amortization	23,814	16,834	12,944
(Income) loss from revaluation of contingent liability	(2,511)	1,166	922
Operating income	78,411	79,636	58,982
Other income and expenses
Interest income (expense), net	121	(543)	(1,508)
Other gain, net	3,947	1,430	557
Gain (loss) from foreign currency exchange contracts	261	1,321	(1,134)
Net foreign exchange loss	(381)	(8,867)	(961)
Income before income taxes	82,359	72,977	55,936
Income tax expense	(12,108)	(9,828)	(4,706)
Net income	$70,251	$63,149	$51,230
Net income attributable to the non-controlling interest	—	—	—
Net income attributable to the Group	$70,251	$63,149	$51,230
Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$2.13	$1.93	$1.59
Weighted average ordinary shares outstanding	32,949,807	32,790,711	32,129,355
Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$2.06	$1.91	$1.59
Diluted weighted average ordinary shares outstanding	34,088,214	33,111,753	32,242,488

LUXOFT HOLDING, INC

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended March 31,
	2016	2015	2014
Net income	$70,251	$63,149	$51,230
Other comprehensive (loss) income, net of tax
Gains/(losses) on derivative instruments, net of tax effect of $197	(1,412)	—	—
Unrealized gains on pension benefit plan, net of tax effects of $40 and $28	(205)	(378)	—
Translation adjustments with no tax effects	(664)	(47)	1,118
Total other comprehensive (loss) income, net of tax	(2,281)	(425)	1,118
Comprehensive Income	$67,970	$62,724	$52,348
Comprehensive income (loss) attributable to the non-controlling interest	—	—	—
Comprehensive income attributable to the Group	$67,970	$62,724	$52,348